UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st October, 2015	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st October, 2015 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the quarter and half year ended 30th September, 2015.

Exhibit I

21st October, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir

Re: Financial Results for the quarter and half year ended 30th September, 2015.

We send herewith the Financial Results for the Second quarter (unaudited) and the half year (audited) ended 30th September, 2015, Segment-wise Reporting and the Press Release in this regard. The results were duly approved by the Board of Directors of the Bank at its meeting held today i.e. 21st October, 2015.

A copy of the Auditor’s Report for the half year ended 30th September 2015, including a Limited Review Report in respect of the unaudited financial results for the quarter ended 30th September, 2015 is attached to this letter.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2015

							( in lacs)
	Particulars	Quarter ended 30.09.2015	Quarter ended 30.06.2015	Quarter ended 30.09.2014	Half year ended 30.09.2015	Half year ended 30.09.2014	Year ended 31.03.2015
		Unaudited	Unaudited	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1477252	1404106	1184763	2881358	2306771	4846991
	a) Interest / discount on advances / bills	1094834	1044714	907385	2139548	1780892	3718079
	b) Income on Investments	339767	328134	240708	667901	453396	985849
	c) Interest on balances with Reserve Bank of India and other inter bank funds	17486	7831	14763	25317	26910	51710
	d) Others	25165	23427	21907	48592	45573	91353
2	Other Income	255176	246191	204710	501367	389767	899634
3	TOTAL INCOME (1)+(2)	1732428	1650297	1389473	3382725	2696538	5746625
4	Interest Expended	809162	765229	633664	1574391	1238511	2607423
5	Operating Expenses (i)+(ii)	418977	400079	349790	819056	667631	1398755
	i) Employees cost	141397	135901	116694	277298	229287	475096
	ii) Other operating expenses	277580	264178	233096	541758	438344	923659
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1228139	1165308	983454	2393447	1906142	4006178
7	Operating Profit before Provisions and Contingencies (3)-(6)	504289	484989	406019	989278	790396	1740447
8	Provisions (other than tax) and Contingencies	68129	72799	45589	140928	93867	207575
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	436160	412190	360430	848350	696529	1532872
11	Tax Expense	149215	142618	122284	291833	235079	511280
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	286945	269572	238146	556517	461450	1021592
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	286945	269572	238146	556517	461450	1021592
15	Paid up equity share capital (Face Value of 2/- each)	50364	50229	48286	50364	48286	50130
16	Reserves excluding revaluation reserves						6150813
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.5%	15.7%	15.7%	15.5%	15.7%	16.8%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	11.5	10.7	9.9	22.2	19.2	42.1
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	11.3	10.6	9.8	21.9	19.0	41.7
	(iv) NPA Ratios
	(a) Gross NPAs	382777	365223	336165	382777	336165	343838
	(b) Net NPAs	103768	102770	91734	103768	91734	89628
	(c) % of Gross NPAs to Gross Advances	0.91%	0.95%	1.02%	0.91%	1.02%	0.93%
	(d) % of Net NPAs to Net Advances	0.25%	0.27%	0.28%	0.25%	0.28%	0.25%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	0.9%	1.0%	2.0%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1501972460	1495237460	1464101398	1501972460	1464101398	1490274560
	- Percentage of Shareholding	59.6%	59.6%	60.6%	59.6%	60.6%	59.4%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	473004657	473004657	407004657	473004657	407004657	473004657
	- Percentage of Shareholding	18.8%	18.8%	16.9%	18.8%	16.9%	18.9%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	21.6%	21.6%	22.5%	21.6%	22.5%	21.7%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							( in lacs)
Particulars		Quarter ended 30.09.2015	Quarter ended 30.06.2015	Quarter ended 30.09.2014	Half year ended 30.09.2015	Half year ended 30.09.2014	Year ended 31.03.2015
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	427214	412817	310464	840031	580825	1287130
b)	Retail Banking	1470256	1396069	1191868	2866325	2336159	4881418
c)	Wholesale Banking	671955	665954	564503	1337909	1109120	2318519
d)	Other Banking Operations	178406	157648	145899	336054	273915	620102
e)	Unallocated	—	—	—	—	—	862
	Total	2747831	2632488	2212734	5380319	4300019	9108031
	Less: Inter Segment Revenue	1015403	982191	823261	1997594	1603481	3361406

	Income from Operations	1732428	1650297	1389473	3382725	2696538	5746625

2	Segment Results
a)	Treasury	27091	25372	8395	52463	3103	58571
b)	Retail Banking	173091	158049	145845	331140	297482	622883
c)	Wholesale Banking	194315	214293	188860	408608	367838	750442
d)	Other Banking Operations	75298	52228	54967	127526	102465	248689
e)	Unallocated	(33635)	(37752)	(37637)	(71387)	(74359)	(147713)

	Total Profit Before Tax	436160	412190	360430	848350	696529	1532872

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	16168255	17445908	12113999	16168255	12113999	15425638
b)	Retail Banking	(18084656)	(17839897)	(15190170)	(18084656)	(15190170)	(17421098)
c)	Wholesale Banking	8530085	6952369	8179230	8530085	8179230	8307529
d)	Other Banking Operations	1643283	1586667	1307222	1643283	1307222	1545754
e)	Unallocated	(1429256)	(1648370)	(1538801)	(1429256)	(1538801)	(1656880)

	Total	6827711	6496677	4871480	6827711	4871480	6200943

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2015 is given below.

			( in lacs)
Particulars	As at 30.09.2015	As at 31.03.2015	As at 30.09.2014
	Audited	Audited	Audited
CAPITAL AND LIABILITIES
Capital	50364	50130	48286
Reserves and Surplus	6777347	6150813	4823194
Deposits	50690866	45079565	39068175
Borrowings	5230736	4521356	3854042
Other Liabilities and Provisions	3250534	3248444	3202409

Total	65999847	59050308	50996106

ASSETS
Cash and Balances with Reserve Bank of India	2570396	2751045	2037266
Balances with Banks and Money at Call and Short notice	778444	882100	1127848
Investments	17128133	15164177	11543799
Advances	41854097	36549504	32727279
Fixed Assets	321165	312172	290510
Other Assets	3347612	3391310	3269404

Total	65999847	59050308	50996106

2	The above results have been approved by the Board of Directors at its meeting held on October 21, 2015.
3	The results for the half year ended September 30, 2015 have been subjected to an ‘Audit’ and the results for the quarter ended September 30, 2015 have been subjected to a ‘Limited Review’ by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2015.
5	Pursuant to RBI circular DBR.BP.BC.No.31/21.04.018/2015-16 dated July 16, 2015, the Bank, effective quarter ended June 30, 2015, included its deposits placed with NABARD, SIDBI and NHB on account of shortfall in lending to priority sector under ‘Other Assets’ and interest thereon under ‘Interest Earned - Others’. Earlier these were included under ‘Investments’ and under ‘Interest Earned - Income on Investments’ respectively. Figures for the previous periods have been regrouped / reclassified to conform to current period’s classification. The above change in classification does not impact the profit of the Bank for the periods presented.
6	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
7	Pursuant to the shareholder and regulatory approvals, the Bank on February 10, 2015, concluded a Qualified Institutions Placement (QIP) of 1,87,44,142 equity shares at a price of 1,067 per equity share aggregating 2,000 crore and an American Depository Receipt (ADR) offering of 2,20,00,000 ADRs (representing 6,60,00,000 equity shares) at a price of USD 57.76 per ADR, aggregating USD 1,271 million. Pursuant to these issuances, the Bank allotted 8,47,44,142 additional equity shares. Accordingly, share capital increased by 16.95 crores and share premium increased by 9,705.84 crores, net of share issue expenses of 151.03 crores.
8	During the quarter and half year ended September 30, 2015, the Bank allotted 6735000 and 11697900 shares pursuant to the exercise of options under the approved employee stock option schemes.
9	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
10	As at September 30, 2015, the total number of branches (including extension counters) and ATM network stood at 4227 branches and 11686 ATMs respectively.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

11	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2015:

Opening: 9;      Additions: 846;      Disposals: 841;      Closing position: 14.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10 lac = 1 million

10 million =  1 crore

Place : Mumbai	Aditya Puri
Date : October 21, 2015	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2015

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended September 30, 2015 and the audited results for the half-year ended September 30, 2015, at their meeting held in Mumbai on Wednesday, October 21, 2015.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2015

The Bank’s total income for the quarter ended September 30, 2015 was 17,324.3 crores up from 13,894.7 crores for the quarter ended September 30, 2014. Net revenues (net interest income plus other income) increased by 22.2% to 9,232.7 crores for the quarter ended September 30, 2015 as against 7,558.1 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2015 grew by 21.2% to 6,680.9 crores, from  5,511.0 crores for the quarter ended September 30, 2014 driven by average assets growth of 29.0% and a net interest margin for the quarter of 4.2%.

Other income (non-interest revenue) at 2,551.8 crores was 27.6% of the net revenues for the quarter ended September 30, 2015 and grew by 24.7% over 2,047.1 crores in the corresponding quarter ended September 30, 2014. The four components of other income for the quarter ended September 30, 2015 were fees & commissions of 1,868.9 crores ( 1,536.5 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 319.6 crores ( 221.7 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 162.4 crores ( 95.1 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of 200.9 crores ( 193.8 crores for the corresponding quarter of the previous year).

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended September 30, 2015 were 4,189.8 crores, an increase of 19.8% over 3,497.9 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 45.4% as against 46.3% for the corresponding quarter ended September 30, 2014.

Provisions and contingencies for the quarter ended September 30, 2015 were 681.3 crores (consisting of specific loan loss provisions 484.4 crores, general provisions 133.1 crores, floating provisions 50.0 crores and other provisions 13.8 crores) as against 455.9 crores (consisting of specific loan loss provisions net of utilization of floating provisions 384.4 crores, general provisions 51.9 crores and other provisions 19.6 crores) for the corresponding quarter ended September 30, 2014. After providing  1,492.2 crores for taxation, the Bank earned a net profit of 2,869.5 crores, an increase of 20.5% over the quarter ended September 30, 2014.

Balance Sheet: As of September 30, 2015

Total deposits as of September 30, 2015 were 506,909 crores, an increase of 29.7% over September 30, 2014. CASA deposits saw healthy growth with current account deposits growing by 20.8% over the previous year to reach 69,811 crores and savings account deposits growing by 18.7% over the previous year to reach 131,522 crores. Time deposits were at 305,575 crores an increase of 37.6% over the previous year resulting in CASA proportion of 40% as on September 30, 2015.

Advances as of September 30, 2015 were 418,541 crores, an increase of 27.9% over September 30, 2014. This loan growth was contributed by both segments of the Bank’s loan portfolio, with domestic retail loans and wholesale loans as per the Bank’s internal business classification growing by 29.3% and 23.4% respectively (as per regulatory [Basel 2] segment classification growing by 29.3% and 25.1% respectively). The domestic loan mix as per Basel 2 classification between retail:wholesale was 52:48 and advances in overseas branches as of September 30, 2015 were at 7.5% of the total advances.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Half Year ended September 30, 2015

For the half year ended September 30, 2015, the Bank earned a total income of 33,827.3 crore as against 26,965.4 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2015 were 18,083.3 crore, as against 14,580.3 crore for the six months ended September 30, 2014, an increase of 24.0%. Net profit for the half year ended September 30, 2015 was 5,565.2 crore, up by 20.6% over the corresponding half year ended September 30, 2014.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.5% as at September 30, 2015 (15.7% as at September 30, 2014) as against a regulatory requirement of 9%. Tier-I CAR was at 12.8% as on September 30, 2015 compared to 11.8% as at September 30, 2014.

NETWORK

As of September 30, 2015, the Bank’s distribution network was at 4,227 branches and 11,686 ATMs across 2,501 cities / towns. 55% of branches are now in the Semi-urban and rural areas. Number of employees increased from 75,339 as of September 30, 2014 to 83,416 as of September 30, 2015.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 0.9% of gross advances as on September 30, 2015, as against 1.0% as on September 30, 2014. Net non-performing assets were at 0.2% of net advances as on September 30, 2015. Total restructured loans were at 0.1% of gross advances as of September 30, 2015 as against 0.1% as of September 30, 2014.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BOM: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.